UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                              TRIAGE PARTNERS, LLC
                           90 PARK AVENUE, 39TH FLOOR
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 31, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

CUSIP NO. 68158N106
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRIAGE PARTNERS,LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a) |_|
      (b) |X|*

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------- ---------- ----------------------------------
                  7    SOLE VOTING POWER
NUMBER OF
SHARES                 1,147,459**
BENEFICIALLY           --------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER
EACH
REPORTING              0
PERSON                 --------------------------------------------------------
WITH              9    SOLE DISPOSITIVE POWER

                       872,799**
--------------------------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,147,459**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.4%***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MARTIN S. SANDS*
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a) |_|
      (b) |X|*

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)

      |X|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
NUMBER OF
SHARES                0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8    SHARED VOTING POWER
EACH
REPORTING             0
PERSON           ---------------------------------------------------------------
WITH             9    SOLE DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* Mr. Sands resigned as the co-Manager of Triage Partners, LLC, and therefore, has no beneficial ownership over the securities held by Triage Partners, LCC.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

CUSIP NO. 68158N106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      STEVEN B. SANDS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

      (a) |_|
      (b) |X|*

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO
      ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  0
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               1,147,459**
PERSON           ---------------------------------------------------------------
WITH             9      SOLE DISPOSITIVE POWER

                        0
                 ---------------------------------------------------------------
                 10     1,147,459**

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,147,459**
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------ -------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.4%***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 4 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer") and filed with the Securities and Exchange Commission on behalf of the following persons: (i) Triage Partners, LLC; (ii) Martin S. Sands; and (iii) Steven B. Sands. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following to the end of the second paragraph of Item 4:

In March 2004, the Board of Directors of the Company declared and paid an in-kind dividend effective March 31, 2004 to record holders of its Series A Preferred Stock as of January 31, 2004. Dividends on the Series A Preferred Stock accrue on a quarterly basis at a rate of 9% per annum per share. Triage Partners was the beneficial owner of 7,863 shares of Series A Preferred Stock on the record date. Such shares are convertible into shares of Common Stock at no greater than $1.50 per share, or such lesser amount as the parties may agree and subject to the rules and regulations of The American Stock Exchange.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 3,367,558 shares of Common Stock outstanding as of February 23, 2004. Triage Partners is the beneficial owner of 1,147,459 shares of Common Stock (including 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock and 274,660 shares over which it was granted an irrevocable proxy), which represents 25.4% of the outstanding shares of Common Stock.

Martin S. Sands does not directly own any shares of Common Stock. Mr. Sands resigned as the Co-Manager of Triage Partners. Accordingly, Mr. Sands does not beneficially own shares of Common Stock held by Triage Partners.

Steven B. Sands does not directly own any shares of Common Stock. However, because Mr. Sands is the Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 1,147,459 shares of Common Stock held by Triage Partners.

(b) Triage Partners has the power to direct the vote of 1,147,459 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock. By virtue of his relationship with Triage Partners, Steven B. Sands may also be deemed to have the power to direct the vote of 1,147,459 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004

TRIAGE PARTNERS LLC


By: /s/ Steven B. Sands
   --------------------------------
Name: Steven B. Sands
Title: Manager


/s/ Steven B. Sands
-----------------------------------
Steven B. Sands